Exhibit 99.1

China Finance Online announces the transaction with Tianfeng Securities Co., Ltd

Beijing, China, April 17, 2015 – China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities, commodities and wealth management products, signed a contract to transfer the entire equity interest in iSTAR International Futures Co. Limited and iSTAR International Wealth Management Co. Limited (together, the “Target Companies”) to Tianfeng Securities Co., Ltd. (天風證券股份有限公司), for a total consideration comprising HK$8,000,000, and a sum equal to the net asset value of the Target Companies as of March 31, 2015.  The completion of the equity transfer is subject to conditions, including but not limited to the obtaining of all necessary approvals and consents of Securities and Futures Commission of Hong Kong and China Securities Regulatory Commission with respect to the equity transfer.

The Target Companies hold Type 2, Type 4, Type 5 and Type 9 licenses and are engaged in the businesses of futures contract trading, securities advising, future contracts advising and asset management activities in Hong Kong. The equity transfer was approved by the board of directors.

We still hold a Type 1 license through iSTAR International Securities Co. Limited.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors access to securities, commodities and wealth management products. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company.  These risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China’s high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xiaoli Xing
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com